UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. 1 )

                              Cheniere Energy, Inc.
                              ---------------------
                                (Name of Issuer)

                         Common Stock, $0.003 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    16411R208
                                    ---------
                                 (CUSIP Number)

                                February 2, 2006
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ] Rule 13d-1(b)
                              [X] Rule 13d-1(c)
                              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------

CUSIP No.  16411R208                   13G             Page  2   of   8   Pages
----------------------------                           -------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]

                                                                (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,795,500
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,795,500
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,795,500
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

----------------------------                           -------------------------

CUSIP No.  16411R208                   13G             Page  3   of   8   Pages
----------------------------                           -------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]

                                                                   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,795,500
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,795,500
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,795,500
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

----------------------------                           -------------------------

CUSIP No.  16411R208                   13G             Page  4   of   8   Pages
----------------------------                           -------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Windmill Master Fund L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]

                                                                   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,761,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,761,000
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,761,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock of Cheniere Energy, Inc., a corporation organized under the laws of the State of Delaware, to amend the Schedule 13G filed on February 1, 2006 (the "Schedule 13G") and to report beneficial ownership of more than 5% of the total outstanding Common Stock by Windmill Master Fund L.P., a Cayman Islands exempted limited partnership ("Windmill"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 2(a):          Name of Person Filing:
---------           ---------------------

Item 2(a) of this Schedule 13G is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to Windmill and several other investment funds (the "Funds"), with respect to shares of Common Stock directly beneficially owned by the Funds (collectively, the "Shares"); and

     2. Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to certain of the Funds, and which has the power to replace Duquesne Capital as investment manager of Windmill and of those Funds within 60 days or less; and

     3.   Windmill, with respect to shares of Common Stock directly held by it.

     Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital, and as managing member of Duquesne Holdings. Duquesne Capital, Mr. Druckenmiller and Windmill are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

Item 2(b) of this Schedule 13G is hereby amended by adding the following sentence to the text thereof:

     The address of the principal business office of Windmill is 2nd Floor, Harbour Centre, Georgetown, Grand Cayman, Cayman Islands.

Item 2(c):          Citizenship:
---------           -----------

Item 2(c) of this Schedule 13G is hereby amended by adding the following sentence to the text thereof:

     Windmill is organized under the laws of the Cayman Islands.

Item 4:             Ownership:
------              ---------

Item 4 of this Schedule 13G is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     A. Duquesne Capital
        ----------------
         (a) Amount beneficially owned: 2,795,500.
         (b) Percent of class: 5.2%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 54,138,808 shares of Common Stock issued and outstanding as of October 31, 2005, as reflected in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.
         (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 2,795,500
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition: 2,795,500

     B. Mr. Druckenmiller
        -----------------
         (a) Amount beneficially owned: 2,795,500.
         (b) Percent of class: 5.2%.
         (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 2,795,500
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition: 2,795,500

     C. Windmill
        --------
         (a) Amount beneficially owned: 2,761,000.
         (b) Percent of class: 5.1%.
         (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 2,761,000
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition: 2,761,000

Item 10:            Certification:
-------             -------------

          Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 7, 2006


                                     DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                     By:  /s/ Gerald Kerner
                                          --------------------------------
                                          Name:  Gerald Kerner
                                          Title: Managing Director


                                     STANLEY F. DRUCKENMILLER


                                     By:  /s/ Gerald Kerner
                                          --------------------------------
                                          Name:  Gerald Kerner
                                          Title: Attorney-in-Fact


                                     WINDMILL MASTER FUND L.P.


                                     By:  Duquesne Capital Management, L.L.C.,
                                          its investment manager


                                     By:  /s/ Gerald Kerner
                                          --------------------------------
                                          Name:  Gerald Kerner
                                          Title: Managing Director


       [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G WITH RESPECT TO
                             CHENIERE ENERGY, INC.]